MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

February 20, 2020

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 51 to Registration Statement on Form N-1A for MFS Series Trust VIII ("Trust VIII”) on behalf of MFS Strategic Income Fund (File Nos. 033-37972 and 811-05262) and Amendment No. 15 to the Registration Statement on Form N-1A for MFS Series Trust XIV ("Trust XIV") on behalf of MFS Institutional Money Market Portfolio (File No. 811-22033)

Ladies and Gentlemen:

On behalf of Trust VIII and Trust XIV (the "Trusts"), this letter sets forth our responses to your comments of February 11, 2020, on the above-referenced Post-Effective Amendment to the Registration Statement ("PEA") for Trust VIII and the above-referenced Amendment to the Registration Statement for Trust XIV, each filed with the U.S. Securities and Exchange Commission (the "SEC") on December 26, 2019. The PEA for Trust VIII was filed on behalf of MFS Strategic Income Fund (the "Fund") for the purpose of incorporating changes to the "Principal Investment Strategies" of the Fund and making certain other changes.  The Amendment for Trust XIV was filed on behalf of MFS Institutional Money Market Portfolio for the purpose of updating the Portfolio's financial and other information and, in connection therewith, making certain other minor and conforming changes.

General Comments

1.	Comment:	Please note that comments provided on disclosure for one Fund or in one section of each Fund applies to the other Fund or to other sections of the same Fund that contain the same or substantially similar disclosure, as applicable.

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Securities and Exchange Commission
February 20, 2020

Response:
We acknowledge that comments received on disclosure for one Fund or in one section of each Fund apply to the other Fund or to the other sections of each Fund that contain the same or substantially similar disclosure, as applicable.

2.	Comment:	Please note that portions of the filing are incomplete; revise to include all information.

Response:	All portions of the filing that are incomplete will be updated in the effective registration statement of the Fund.

Prospectus Comments

3.	Comment:	Pursuant to general Instruction 3(d)(ii)(B) of Item 3 of Form N-1A, please move the disclosure in the last sentence of the first paragraph in the introduction to the Expense Summary Table to a footnote below the Expense Summary Table for the Fund.

Response:
We are aware that Instruction 3(d)(ii)(B) of Item 3 of Form N-1A states to disclose in a footnote that expenses have been adjusted to reflect current fee arrangements. We believe that including the required information as a narrative introduction to the Fund fee table, rather than in a footnote, presents the required information in a more prominent, easier-to-understand format. We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the "plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

4.	Comment:	Pursuant to general Instruction 2(a)(ii) of Item 3 of Form N-1A, if the Fund has a front-end and back-end sales load imposed, the first caption in the Shareholder Fees table should read "Maximum Sales Charge (Load)" and show the maximum cumulative percentage. Show the percentage amounts and the terms of each sales charge (load) comprising that figure on separate lines below. Please revise the presentation accordingly to show the percentage amounts and loads on a separate line below.

Response:
We respectfully decline to accept this comment as we believe the current disclosure is compliant with Instruction 2(a)(ii) of Item 3.  The maximum sales charge or load that would be applicable to Class A shares of the Fund would not, in any circumstances, exceed 4.25%, since the contingent deferred sales charge of 1.00% would only apply in circumstances where an investor had been eligible to acquire the Class A shares absent any front-end sales charge and redeemed within 18 months of purchase.  We interpret Instruction 2(a)(ii)'s requirement to mean that separate line items should be included for sales charges that are distinct and operate independently of each other – in other words, where both a front-end and contingent deferred charge are applicable.  Here, the contingent deferred charge would only apply if there were no front-end sales charge payable by the investor and the investor redeemed within 18 months of purchase as noted in the footnote marked with a # below the fee table.  More specifically, an investor would never pay both a front-end sales charge and a contingent deferred sales charge for Class A shares.

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Securities and Exchange Commission
February 20, 2020

5.	Comment:	Both a management fee waiver and a total annual fund operating expense limitation agreement are mentioned in footnote 1 to the Fund's Annual Fund Operating Expenses Table. If applicable, please consider including a statement regarding the circumstances under which the adviser can terminate these agreements.

Response:
As stated in the footnote, both agreements will continue until at least February 28, 2021.  The adviser may not terminate these agreements during such period, and the footnote discloses that any change to the agreements must be approved by the fund’s Board of Trustees. Therefore, we respectfully decline to modify this footnote.

6.	Comment:	Within the Principal Investment Strategies section of the Fund's Prospectus, please identify any maturity or duration parameters applicable to the portfolio managers' investment selection or supplementally explain why maturity and duration are not principal strategic considerations for this Fund.

Response:
The Fund does not have a principal investment strategy of focusing on debt instruments with a particular maturity or duration. As a result, no disclosure concerning maturity or duration parameters will be added to the Fund’s principal investment strategies disclosure.

7.	Comment:	Within the Principal Investment Strategies section of the Fund's Prospectus, the disclosure states "MFS normally invests the fund’s assets primarily in a broad range of debt instruments issued by U.S. and foreign corporate, government, and other entities, including below investment grade quality debt instruments and debt instruments of issuers located in emerging market countries." Please revise the description of "below investment grade quality debt instruments" to add "commonly known as junk bonds" the first time the term is used to identify this principal category of Fund holdings. Additionally, if these securities may be in default at the time of purchase, please so state.

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Securities and Exchange Commission
February 20, 2020

Response:
We are not aware of a legal requirement to include "commonly known as junk bonds" in investment strategy disclosure relating to "below investment grade quality debt instruments." Please note that the "Credit Risk" paragraph within the "Principal Risks" section of the prospectus includes a reference to "junk bonds" as follows: "Below investment grade quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”)…" Therefore, we respectfully decline to amend this disclosure.

Separately, we note that investing in securities that are in default at time of purchase is not a principal investment strategy of the Fund.  As a result, we will not add disclosure with respect to investing in defaulted securities.

8.	Comment:	Within the Principal Investment Strategies section of the Fund's Prospectus, with respect to currency denominations, does the Fund intend to invest principally in currency futures or foreign securities that are not traded in US dollars? If so, please disclose this explicitly in the Principal Investment Strategy section of the Fund's Summary Prospectus. If not, review Item 4 Foreign Risk and Currency Risk disclosure and revise as appropriate.

Response:
We believe that the principal investment strategy and investment type disclosure conveys that the Fund may invest in securities denominated in foreign currencies and may use derivative instruments to manage currency exposure. In addition, we believe that the principal risk disclosure describes the currency risk associated with such investments. As a result, we do not believe any further change is necessary.

9.	Comment:	Regarding the use of emerging markets vs. frontier markets in the Fund's Principal Risks section, please disclose the method by which MFS determines whether a country is in a developed market, emerging market, or frontier market. For example, one method could be a country's inclusion in an independent third-party list of emerging market countries (like those maintained by the World Bank or IMS), or by index providers (i.e., FTSE, S&P). In an appropriate place within the registration statement, please disclose any objective criteria or benchmark the Fund uses to distinguish between these categories.

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Securities and Exchange Commission
February 20, 2020

Response:	We will add disclosure in Appendix J – Investment Strategies and Risks of the Funds Statement of Additional Information ("SAI") as follows:

Emerging market countries include countries determined to have emerging market economies, taking into account a number of factors, including whether a particular country has a low- to middle-income economy according to the International Bank for Reconstruction and Development (the World Bank), the country’s designation by the International Monetary Fund as an emerging market, the country's inclusion in an emerging market or frontier emerging market index, and other factors that demonstrate that the country's financial and capital markets are in the development phase. Emerging market countries include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe.

With respect to frontier markets, we do not believe it is necessary to include a methodology for determining frontier markets in the SAI. We note that frontier markets are a sub-set of emerging markets and investing in frontier markets is not a principal investment strategy of the Fund.

10.	Comment:	The second sentence of the Principal Investment Strategies section of the Fund's Summary Prospectus references "other securitized instruments." If other types of securitized instruments will be a principal investment strategy, please identify them. If only mortgaged-back securities are a principal investment strategy, please delete this reference.

Response:	We will make the following changes to the Principal Investment Strategies sections of the Fund's Prospectus as follows:

MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund’s assets primarily in a broad range of debt instruments issued by U.S. and foreign corporate, government, and other entities, including below investment grade quality debt instruments and debt instruments of issuers located in emerging market countries. MFS focuses on investing the fund's assets in corporate bonds, mortgage-backed securities and other securitized instruments (including commercial mortgaged-backed securities, collateralized debt obligations, and/or other asset-backed securities), U.S. Government securities, and debt instruments of issuers located in emerging market countries. MFS allocates the fund’s assets across these categories with a view toward broad diversification across and within these categories.

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Securities and Exchange Commission
February 20, 2020

11.	Comment:	The fourth paragraph of the Fund's Principal Investment Strategies section of the Fund's Summary Prospectus states: "MFS normally invests the fund's assets across different industries, sectors, countries, and regions, but MFS may invest a significant percentage of the fund's assets in issuers in a single industry, sector, country, or region." We note that the Fund's most recent N-CSR filing for the fiscal year ended October 31, 2019, indicates that the Fund held 15.9% of its assets in commercial mortgage-backed securities. Also, the portfolio of investments included in the N-CSR indicated that 27.8% of the Fund's assets were invested in asset-backed securities. If the Fund currently has a principal strategy of focusing on a particular industry or sector, please identify the particular industry or sector and disclose the corresponding risks in your Item 9 disclosure.

Response:
The Fund does not have a principal investment strategy of focusing on a particular industry or sector. We believe that our current disclosure in the "Principal Investment Strategies" and "Principal Risks" sections of the Fund's Prospectus appropriately discloses the principal investment strategies and principal risks of the Fund. Industry and sector allocation is a result of the then current investment opportunities identified by a Fund's portfolio manager pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular industry or sector. In addition, we note that the "Principal Risks" section of the Fund's Prospectus includes general "Focus Risk" as a principal risk. Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary at this time.

12.	Comment:	The last sentence of the Principal Investment Strategies section of the Fund's Summary Prospectus states: "In structuring the fund, MFS also considers top-down factors." Please consider identifying the "top-down" factors to which this last sentence refers.

Response:
In accordance with Item 4(a) of Form N-1A, the Item 4 Principal Investment Strategies disclosure is a summary of the Fund's Item 9 disclosure. A more detailed explanation of "top‐down" factors, which include an analysis of sector allocations, yield curve positioning, duration, macroeconomic factors, and risk management factors, is included in the last sentence of the Fund's Item 9 Principal Investment Strategies section; therefore, we respectfully decline to revise the Item 4 disclosure.

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Securities and Exchange Commission
February 20, 2020

13.	Comment:	We note that securitized instruments are listed as a principal investment type of the Fund. Please consider adding a separate risk for mortgage-backed securities and complex-structured securities.

Response:
We believe the disclosure in the current Principal Risks sections of the Fund's Prospectus adequately addresses the risks associated with investing in securitized instruments, as noted in the Credit Risk and Prepayment/Extension Risk disclosure. Therefore, we respectfully decline to make these changes.

14.	Comment:	For the Fund's Average Annual Total Returns table, please confirm all numbers will be updated as of 2019 calendar year end.

Response:	Confirmed. The information in the Average Annual Total Returns table will be updated as of December 31, 2019, in the effective registration statement.

15.	Comment:	The last sentence of the third paragraph in the Item 9 Principal Investment Strategies section of the Fund's Prospectus relating to the sale of securities on a when-issued, delayed delivery, or forward commitment basis states that "… the fund typically owns or has the right to acquire securities equivalent in kind and amount to the deliverable securities." Please clarify how this information may be relevant to a prospective investor considering purchasing the Fund.

Response:
The disclosure referenced above is intended to communicate to investors that sales of securities on a when-issued, delayed delivery, or forward commitment basis will be "covered" and will not be akin to a "naked" short sale.  We believe that the disclosure in its current form effectively communicates that concept.

16.	Comment:	The last paragraph in the Fund's Item 9 Principal Investment Strategies section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis." The Fund should describe the criteria that it uses in screening what issuers it considers to have strong ESG values. The disclosure generally should include whether the Fund selects investments by reference to an index, a third-party service provider, an internal proprietary screen (with a description of the factors applied in such screen) or a combination thereof.

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Securities and Exchange Commission
February 20, 2020

Response:
The Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals nor does the Fund screen out certain types of investments based solely on ESG factors. The disclosure is part of the Fund's explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2). As indicated in the Fund's Item 9(b)(2) disclosure, investments for the Fund are selected primarily based on fundamental analysis of individual instruments and their issuers in light of the issuers' financial condition and market, economic, political and regulatory conditions. This disclosure also identifies the factors that MFS considers in its fundamental analysis (e.g., the instruments' credit quality). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis. Based on the foregoing, we do not believe any changes to the Fund's disclosure is necessary.

17.	Comment:	The description of "Debt Instruments" under the "Principal Investment Types" section notes that "[s]ome debt instruments, such as zero coupon bonds or payment-in-kind bonds, do not pay current interest." If zero coupon bonds or payment in kind bonds are a principal investment type of the Fund, please disclose this directly in your Item 4 and Item 9 principal investment strategies and principal risks narratives. If the Fund does not principally invest in zero coupon bonds or payment in kind bonds, please consider removing references from your Item 9 disclosure.

Response:
Zero coupon bonds or payment in kind bonds are not principal investment types of the Fund.  Both types of investments, however, are "debt instruments," and as noted in the Fund's Item 4 and Item 9 disclosure, the Fund invests in a broad range of debt instruments.  We believe that the description of "debt instruments" provides shareholders with a helpful description of the different types of debt instruments, as well as a description of key characteristics of the various types of debt instruments (e.g., how interest payments can vary).  To the extent a specific type of debt instrument is itself a principal investment type of the Fund, the debt instrument is identified as such in the Item 9 disclosure (e.g., corporate bonds, U.S. government securities).  Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary at this time.

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Securities and Exchange Commission
February 20, 2020

18.	Comment:	In the Item 9 Credit Risk disclosure in the Fund's Prospectus, we note that the reference to derivatives has been removed from the Credit Risk disclosure. Please add the reference back in or explain why the reference no longer applies in the context of the Credit Risk description.

Response:	The requested change will be made. We will re-insert the reference to derivatives for the Credit Risk disclosure.

19.	Comment:	In the Fund's Item 9 Prepayment/Extension Risk, we note that the first sentence of this risk applies to certain derivatives. Please note the SEC's letter from Barry D. Miller, dated July 30, 2010, to the ICI regarding Derivatives‐Related Disclosures by Investment Companies (the "Derivatives Letter"), should state with specificity the types of securities in which the Fund will invest principally. Accordingly, please revise as appropriate.

Response:	We have reviewed the Derivatives Letter and believe that the Fund's derivatives disclosure is consistent with the guidance provided in the Derivatives Letter.

20.	Comment:	In the Investment Adviser section of the Fund's Prospectus, please consider reversing the third and fourth paragraphs under this heading for clarification purposes.

Response:	The requested change will be made.

21.	Comment:	With respect to the Portfolio Manager(s) chart on page 11 of the Fund's prospectus, other than Joshua Marston (Lead Portfolio Manager), is each portfolio manager's responsibility limited to the category of investments listed in the "Primary Role" column? Please review Item 10(a)(2) of Form N-1A and revise accordingly.

Response:
We believe our current disclosure satisfies the requirements and intent of Item 10(a)(2) of Form N-1A.  In particular, the references to managing particular asset classes communicates the specific roles and limitations the portfolio managers have in managing the Fund.  We believe our approach to this disclosure is consistent with the SEC's past guidance in this area.

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Securities and Exchange Commission
February 20, 2020

22.	Comment:	With respect to the Portfolio Manager(s) chart on page 11 of the Fund's Prospectus, in the "Five Year History" column, the disclosure for each portfolio manager's description is listed as "Employed in the investment area of MFS since…" This description does not provide an investor with useful information of each portfolio manager's expertise. Please revise to reflect the unique experience of each portfolio manager during the past five years as required in Item 10(a)(2) of Form N-1A.

Response:
We believe our current disclosure satisfies the requirements of Item 10(a)(2) of Form N-1A to disclose the portfolio manager's business experience during the past five years; therefore, we respectfully decline to amend this disclosure.

23.	Comment:	In the sub-section entitled "Financial Intermediary Compensation" under the main heading entitled "Description of Share Classes" in the Prospectus, there is a discussion of payments (compensation) that financial intermediaries may receive from MFD, the Fund's distributor, out of MFD's own resources. Immediately following this discussion, there is a sentence which states: "This compensation from MFD is not reflected in the fees and expenses listed in the fee table section of the fund's prospectus." Please consider revising the disclosure to note that the sources of these payments by MFD indirectly include the Fund's management fee.

Response:	We have taken this comment under consideration and will assess potential revisions to this disclosure for inclusion in future filings of the Fund.

24.	Comment:	The Automatic Exchange Plan, as described on page 17 of the Fund's Prospectus, states that "Exchanges will generally be made at net asset value without any sales charges." Please delete the word "generally" or clarify when the statement will apply.

Response:	We will revise the disclosure as follows:

Automatic Exchange Plan (not available for Class R6 Shares).  If you have a balance of at least $2,000 in your account in the fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic periodic exchanges from your account in the fund for shares of the same class of other MFS funds. Exchanges will generally be made at net asset value without any sales charges; however, you will pay the initial sales charge, if applicable, if you have not already paid this charge on these shares.

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Securities and Exchange Commission
February 20, 2020

25.	Comment:	In Appendix A – Waivers and Reductions of Sales Charges, the last sentence of the third paragraph of the introduction states: " You will not pay the initial sales charge if: the shares exchanged from either MFS fund were acquired by an exchange from any other MFS fund; the shares exchanged from either MFS fund were acquired by automatic investment of distributions from any other MFS fund; or the shares being exchanged would have, at the time of purchase, been eligible for purchase at net asset value had you invested directly in the MFS fund into which the exchange is being made." This statement is unduly complicated. Please consider revising this statement for the ease of investor understanding, starting from "…or the shares being exchanged would have, at the time of purchase, been eligible for purchase at net asset value had you invested directly in the MFS fund into which the exchange is being made."

Response:	The sentence referenced above will be broken out into bullet points as follows in an effort to clarify the disclosure:

"You will not pay the initial sales charge if:

•	the shares exchanged from either MFS fund were acquired by an exchange from any other MFS fund;
•	the shares exchanged from either MFS fund were acquired by automatic investment of distributions from any other MFS fund; or
•	the shares being exchanged would have, at the time of purchase, been eligible for purchase at net asset value had you invested directly in the MFS fund into which the exchange is being made."

26.	Comment:	In Appendix A – Waivers and Reductions of Sales Charges, the introduction includes the following statement: "In order to qualify for a sales charge waiver or reduction, you must advise MFSC or your financial intermediary that you are eligible for the waiver at the time of purchase and/or redemption." Later on this page, the following statement is included: "… transfers, rollovers, or other transactions from an account to a second account that purchases shares of the same class of the same fund or another MFS fund will not be charged the CDSC or ISC, as applicable, provided that the redemption order from the first account and the purchase order for the second account are combined into a single order for the transfer, rollover, or other transaction, and MFSC has available to it the necessary information about the CDSC applicable to the first account." Please clarify how an investor will know whether MFSC has the information it needs to meet this element of eligibility status?

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Securities and Exchange Commission
February 20, 2020

Response:	The following sentence will be added to the Prospectus in the paragraph referenced above:

"You should contact your financial intermediary or MFSC if you have questions on the sales charge waivers and reductions that apply in a transfer between accounts, including whether MFSC has the required information."

27.	Comment:	In Appendix A – Waivers and Reductions of Sales Charges, under Financial Intermediary Category I, please confirm in your response letter with respect to waiver categories J. No Commissions Paid and O. Miscellaneous set forth in the General Waivers table of Category I, that the necessary information is available to investors in advance so that investors can establish their eligibility status for such waivers.

Response:
As noted in the introductory paragraph of Appendix A, shareholders are instructed to contact their financial intermediary if they have questions on the waivers and reductions that may apply to their specific account and/or transaction.  This instruction applies to all waivers, including the waiver categories cited above.  A shareholder's financial intermediary, in consultation with MFSC and/or MFD as needed, would be able to assist the shareholder in determining whether the shareholder qualifies for a particular waiver.

SAI Comments

28.	Comment:	The cover page of the SAI states that it "…should be read in conjunction with the Fund's Prospectus…" If the Fund's Prospectus is incorporated by reference, please so state, pursuant to item 14(a)(3)(iii) of Form N-1A.

Response:	The Fund's SAI does not incorporate the Fund's Prospectus by reference.

29.	Comment:	In the second paragraph under the "Investment Adviser" heading on page 2 of the SAI for both the Fund and the MFS Institutional Money Market Portfolio, it states that MFS has signed the Principles for Responsible Investment (PRI). The redlined filing indicates that the Fund deleted certain disclosure in this section. Please explain why the PRI disclosure has changed.

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Securities and Exchange Commission
February 20, 2020

Response:
The changes made to the disclosure relating to MFS' status as a signatory to the PRI were made as part of our on-going upkeep and maintenance of disclosure. The changes do not reflect any substantive change with respect to MFS' approach as a signatory to the PRI.

30.	Comment:	The investment advisory agreement disclosure on page 3 of the SAI provides the rate structure for the Fund's advisory fee; however, the Staff could not locate certain Form N-1A Item 19(a)(3) required disclosure. Please disclose or direct us to the information required for each sub-section of Item 19(a)(3). In particular, for each of the last three fiscal year ends, separately provide the dollar value of (a) the aggregate fees paid to the primary advisor and any wholly-owned sub-advisors, (b) the aggregate fees paid to unaffiliated sub-advisors, and (c) the fees paid to each affiliated, but not wholly-owned sub-advisor. Finally, state the fees paid to each of these groups in 2019, 2018, and 2017, as a percentage of the Fund's total net assets during the most recent fiscal year, not as a percentage of the Fund's assets the sub-advisor managed.

Response:
The SAI dated February 28, 2020, will include the information required by Item 19(a)(3) as applicable to the Fund under Investment Adviser – Investment Advisory Agreement and Appendix F – Certain Service Provider Compensation.  We note that the Fund does not employ a subadviser and is not operating under a manager-of-managers exemptive order.  As a result, the disclosures referenced above regarding subadvisory fees are not applicable to the Fund.

31.	Comment:	In Appendix J – Investment Strategies and Risks under Foreign Markets on page J-7 for the Fund, and Appendix E – Investment Strategies and Risks under Foreign Markets on page E-2 for the MFS Institutional Money Market Portfolio, please update language regarding the United Kingdom's departure from the European Union ("Brexit") on February 1, 2020.

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Securities and Exchange Commission
February 20, 2020

Response:
An updated statement to reflect the United Kingdom's February 1, 2020, Brexit has been included in Appendix J – Investment Strategies and Risks under Foreign Markets for the Fund and the MFS Institutional Money Market Portfolio as follows:

On June 23, 2016, the United Kingdom voted via referendum to leave the European Union (commonly known as "Brexit"). On March 29, 2017, the United Kingdom formally notified the European Council of its intention to withdraw from the European Union and ~~begin the two-year period set out to negotiate an exit agreement. On November 25, 2018, the European Union leaders approved the terms of the United Kingdom's withdrawal~~ commenced the formal process of withdrawing from the European Union~~, but~~. Although the ~~Parliament~~House of Commons has approved the withdrawal of the United Kingdom ~~voted down~~from the ~~formal plan~~European Union on ~~March 29, 2019. The~~ January 31, 2020, considerable uncertainty regarding the United Kingdom's economic relationship with the remaining members of the European Union ~~has granted~~is likely to continue. Brexit has resulted in volatility in European and global markets and could have negative long-term impacts on financial markets in the United Kingdom ~~an extension to remain a member of the European Union through October 31, 2019.~~and throughout Europe. There is still considerable uncertainty relating to the potential consequences ~~and precise timeframe for~~of the exit, how the negotiations for the withdrawal and new trade agreements will be conducted, and whether the United Kingdom's exit will increase the likelihood of other countries also departing the European Union.  During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased market volatility and illiquidity, political, economic, and legal uncertainty, and lower economic growth for companies that rely significantly on Europe for their business activities and revenues.  Any further exits from the European Union, or the possibility of such exits, or the abandonment of the Euro, may cause additional market disruption globally and introduce new legal and regulatory uncertainties.

32.	Comment:	Please confirm that any securities lending agreement to which the Fund is a party is included as an exhibit to the registration statement.

Response:
We do not consider a securities lending agreement to be a "material contract not made in the ordinary course of business" that would be need to be filed as an exhibit to the registration statement pursuant to Item 28(h) of Form N-1A.

33.	Comment:	In Appendix M –Recipients of Non-Public Portfolio Holdings on an Ongoing Basis, Deutsche Bank Securities Inc. ("DBSI") is listed as a recipient. Please explain in correspondence the relationship with DBSI pursuant to which DBSI receives non-public portfolio holdings in their role as client.

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Securities and Exchange Commission
February 20, 2020

Response:
DBSI is an intermediary that offers certain of the MFS Funds to its clients through discretionary model portfolios.  DBSI receives non-public portfolio holdings information on a lagged basis but before such holdings are publicly disclosed for the legitimate business purpose of conducting on-going monitoring, due diligence and reporting with respect to its discretionary model portfolios.  DBSI has entered into a non-disclosure agreement with a no-trade provision in connection with receiving this information.

34.	Comment:	The transmittal letter for MFS Institutional Money Market Portfolio stated that the registration statement was being filed to revise "…the Portfolio's industry concentration investment restriction, which was approved by shareholders…"; however, Appendix F – Investment Restrictions does not reflect any changes. Please advise whether there were changes to the industry concentration investment restriction in the most recent filing.

Response:
The statement regarding changes to the industry concentration investment restriction in the transmittal letter for the MFS Institutional Money Market Portfolio was made in error. There were no changes to the Portfolio's investment restrictions in the most recently filed amendment to the registration statement.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Assistant General Counsel
MFS Investment Management

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